SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	NC SLF Inc.

Address of Principal Business Office	430 Park Avenue, 14th Floor
(No. & Street, City, State, Zip Code):	New York, NY 10022

Telephone Number (including area code):	(212) 478-9200

Name and address of agent for service of
process:	John D. McCally, Esq.
General Counsel
Churchill Asset Management
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [X]     [ ] No

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on this 12th day of August, 2022.

NC SLF Inc.

/s/ Kenneth Kencel
By:	Kenneth Kencel
Title:	President and Chief Executive Officer

ATTEST:	/s/ Shai Vichness
Name	Shai Vichness
Title:	Chief Financial Officer and Treasurer